UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

On January 11, 2012, CIBT Education Group Inc. (the “Company”) issued a news release announcing that it has signed a Memorandum of Agreement with the Canadian Institute of Education in Iraq to launch Sprott-Shaw’s Business and Healthcare programs, and KGIC’s English Language programs within the northern provinces of Iraq. Programs will be delivered via CIBT’s Global Learning Network from Vancouver, Canada and the Iraq campus.

A copy of the news release is attached hereto.

EXHIBITS

Number	Description of Exhibit
99.1	January 11, 2012 News Release – “CIBT to Launch Programs in Northern Iraq”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: January 13, 2012	By:	/s/ Toby Chu
Toby Chu
President and Chief Executive Officer